EXHIBIT 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
(in thousands, except ratios)	2009	2010		2011		2012		2013
COMPUTATION OF EARNINGS (LOSS):
Earnings (loss) before income taxes	$(6,014)	$11,562		$10,730		$9,722		$114,763
Fixed charges	1,809	2,219		3,426		4,766		14,153

	$(4,205)	$13,781		$14,156		$14,488		$128,916

COMPUTATION OF FIXED CHARGES:
Interest expense(1)	$1,787	$2,198		$3,402		$4,737		$14,125
Implicit interest in rent	22	21		24		29		28

	$1,809	$2,219		$3,426		$4,766		$14,153

Ratio of earnings (loss) to fixed charges (2)	— (3)	6.21	x	4.13	x	3.04	x	9.11	x

(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.
(2)	The ratio has been computed by dividing (loss) earnings by fixed charges. For purposes of computing the ratio, (i) (loss) earnings consist of (loss) income before income taxes, and (ii) fixed charges consist of interest expense and a portion of rentals representative of an implicit interest factor for such rentals.
(3)	Due to our net loss for the year ended December 31, 2009, the coverage ratio for this period was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $4.2 million for the year ended December 31, 2009.